

January 7, 2013

Via E-mail
Michael Q. Murray
General Counsel
Sealy Corporation
Sealy Drive One Office Parkway
Trinity, NC 27370

   Re: Sealy Corporation
     Form 10-K for the Year Ended November 27, 2011
     Filed January 18, 2012
     File No. 001-08738

Dear Mr. Murray:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Craig E. Slivka, for

     Pamela A. Long
     Assistant Director

cc: Sean Rodgers, Esq. (*via E-mail*)
    Simpson Thacher & Bartlett LLP